Exhibit 3

Maximizing

The Value of Assets

Third Quarter 2004 Report

PROFILE

ADB Systems International Ltd. (“ADB”) delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value.  ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services.  Current customers and partners include BP, GE Commercial Equipment Finance, Halliburton Energy Resources, HFK, the National Health Service (UK), permanent TSB, Talisman Energy, Vesta Insurance and Vinmonopolet.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 % interest in GE’s Asset Manager, a joint venture launched with GE Commercial Equipment Finance.

ADB is headquartered in Mississauga (Canada), and maintains offices in Stavanger (Norway), Tampa (U.S.A.), Dublin (Ireland), and London (U.K.).  The Company’s shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBY).

For more information, please visit www.adbsys.com.

LETTER TO SHAREHOLDERS

Dear Shareholders,

Our revenue results, although softer than expected, were impacted by a number of developments that helped position the Company favorably for the long-term.  These factors, such as the continued investment of resources towards the buildup of our joint venture with GE and uncharacteristic delays with the implementation of our procurement initiative with the NHS, have been corrected, and now provide the basis for significant improvements in revenue and expense performance in the current quarter and beyond.

Our revenues for the quarter were $886,000, a decline of 33 percent when compared to the $1.33 million generated in the second quarter.  Revenues were comprised of software license sales, service fees for software implementation, application hosting, maintenance, support and training, and transaction fees from on-line activities performed for customers.

We recorded a net loss for the period of $1.52 million or $0.02 per share.  This compares to a net loss of $1.42 million in the second quarter and a net loss of $590,000 when compared to the same period of 2003.

As at September 30, we held cash and marketable securities of $258,000.   Since the close of the third quarter, we have announced that we have raised $520,000 through the issuance of convertible notes and that we expect to raise an additional $1 million to $1.5 million this month in new funding through a private placement.

Despite a short-term decline in revenues in Q3, we managed our expenses effectively, exceeding our expense reduction expectations of $400,000 over Q2 results of this year. We believe this attention to prudent fiscal management will generate significantly improved results as we expect to grow our revenues by more than 70 percent in the current quarter over Q3 results, and, with the prepayment of annual support and maintenance fees from customers, generate positive cash flow from operations of at least $500,000 in Q1 of 2005. These expected record performance metrics, coupled with our recent funding activities, will allow us to sustain ADB’s long-term growth and success.

Yours truly,

/s/ Jeff Lymburner

Jeff Lymburner, CEO
November 2004

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars) (Unaudited)

	September 30 2004	December 31 2003

ASSETS

CURRENT
Cash	$245	$432
Marketable securities	13	13
Accounts receivable	851	1,384
Deposits and prepaid expenses	245	118
	1,354	1,947

CAPITAL ASSETS (Note 3)	150	266
ACQUIRED SOFTWARE	—	846
ACQUIRED AGREEMENTS	37	150
DEFERRED CHARGES (Note 4)	147	—
TRADEMARKS AND INTELLECTUAL PROPERTY (NET)	—	2
	$1,688	$3,211

LIABILITIES

CURRENT
Accounts payable	$966	$700
Accrued liabilities	672	670
Deferred revenue	240	91
	1,878	1,461

SECURED SUBORDINATED NOTES (Note 5)	1,386	721
	3,264	2,182

NON-CONTROLLING INTEREST	3	3

SHAREHOLDERS’ (DEFICIENCY) EQUITY

Share capital (Note 6)	98,881	97,674
Contributed surplus	1,276	1,289
Warrants (Note 6)	441	324
Stock options	996	898
Conversion feature on secured subordinated notes (Note 5)	821	497
Cumulative translation account	99	106
Deficit	(104,093)	(99,762)
	(1,579)	1,026
	$1,688	$3,211

See accompanying notes to interim consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of Canadian dollars, except per share amount) (Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003

Revenue (Note 9)	$886	$1,701	$3,401	$4,360

General and administrative	1,061	1,010	3,345	3,565
Sales and marketing costs	149	259	600	906
Software development and technology	678	497	2,377	2,090
	1,888	1,766	6,322	6,561

Loss before employee stock options, depreciation and amortization, interest expense and interest income	(1,002)	(65)	(2,921)	(2,201)

Employee stock options	—	130	39	133
Depreciation and amortization	374	333	1,096	1,525
Interest expense	145	63	277	238
Interest income	—	(1)	(3)	(7)
	519	525	1,409	1,889
Loss before the undernoted	(1,521)	(590)	(4,330)	(4,090)

Gains (losses) on disposal of capital assets and strategic investments (Note 7)	—	—	(1)	7
Gain on settlement of demand loan (Note 8)	—	—	—	2,195
Retail activities	—	—	—	67
	—	—	(1)	2,269

NET (LOSS) INCOME FOR THE PERIOD	$(1,521)	$(590)	$(4,331)	$(1,821)

BASIC AND DILUTED (LOSS) INCOME PER SHARE	$(0.02)	$(0.01)	$(0.07)	$(0.03)

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars) (Unaudited)

	September 30 2004	September 30 2003

DEFICIT, BEGINNING OF PERIOD	$(99,762)	$(96,947)
NET LOSS FOR THE PERIOD	(4,331)	(1,821)
DEFICIT, END OF PERIOD	$(104,093)	$(98,768)

See accompanying notes to interim consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian Dollars) (Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the period	$(1,521)	$(590)	$(4,331)	$(1,821)
Items not affecting cash:
Depreciation and amortization	374	333	1,096	1,525
Employee stock options	—	130	39	133
Non-cash interest expense	93	48	172	218
Non-cash customer acquisition cost	—	—	—	38
Gains (losses) on disposal of capital assets and strategic investments (Note 7)	—	—	1	(7)
Gain on settlement of demand loan (Note 8)	—	—	—	(2,195)
	(1,054)	(79)	(3,023)	(2,109)
Changes in non-cash operating working capital	109	(733)	822	(778)
	(945)	(812)	(2,201)	(2,887)

INVESTING
Capital assets	(1)	(6)	(9)	(17)
Proceeds from disposal of capital assets and strategic investments	—	—	—	62
	(1)	(6)	(9)	45

FINANCING
Issuance of common shares (net)	12	100	69	1,308
Secured subordinated notes (Note 5)	—	987	2,098	987
Deferred charges (Note 4)	—	—	(144)	—
	12	1,087	2,023	2,295

NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	(934)	269	(187)	(547)

CASH, BEGINNING OF PERIOD	1,179	521	432	1,337
CASH, END OF PERIOD	$245	$790	$245	$790

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Income taxes	$—	$—	$—	$—
Interest expense	$20	$2	$50	$6

See accompanying notes to interim consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL
STATEMENTS (Unaudited)

For the Three and Nine Month Periods Ended September 30, 2004 and 2003

1.              SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of ADB Systems International Ltd. (“ADB” or the “Company”) should be read in conjunction with the Company’s most recent annual audited financial statements.  The accompanying unaudited consolidated financial statements include all subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘GAAP’’) for the purposes of interim financial information.  Accordingly, they do not include all information and notes as required by Canadian GAAP in the preparation of annual consolidated financial statements.  The accounting policies used in the preparation of the accompanying unaudited consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the three years ended December 31, 2003.

Stock-based Compensation.

The Canadian Institute of Chartered Accountants issued Handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” effective January 1, 2002.  During the fourth quarter of fiscal 2003, the Company elected to adopt the fair value method for stock-based compensation on a prospective basis.  As a result, the 2003 annual financial statements reflect the cost of stock-based compensation to employees effective January 1, 2003.  Accordingly, the expenses previously reported for the quarter and the nine-month period ended September 30, 2003, have increased by $130,000 and $133,000, respectively.  The impact of this standard is disclosed in Note 10 to the interim consolidated financial statements.

2.              CONTINUATION OF THE BUSINESS

While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities during the normal course of operations, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including an increase in revenue and additional forms of debt or equity financing.  According to management’s estimate, additional debt or equity financings such as issuance of loans or debentures, issuance of shares and exercise of warrants and options in the amount of $3.7 million were expected to be required for 2004.  During the nine months ended September 30, 2004, the Company issued $2,210,000 of convertible debt (See Note 5) through private placements netting proceeds of $1,954,000 and raised net proceeds of $69,000 from the issuance of common shares.  Additionally, subsequent to the period end, the Company raised gross proceeds of $520,000 from a private placement of convertible debt (See Note 12).  As a result, management estimates that a further $1.2 million of non-operational funding is required for the remainder of 2004.  The Company cannot provide assurance that efforts to raise such additional financings will be successful.

These financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported net losses and the balance sheet classifications used.

Management believes that continued existence beyond 2004 is dependent on its ability to increase revenue from existing products, to expand the scope of its product offering, and to continue to obtain funding as necessary.

3.              CAPITAL ASSETS

	September 30, 2004			December 31, 2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	(in thousands)

Computer hardware	$2,597	$2,519	$78	$2,588	$2,428	$160
Computer software	28	21	7	28	—	28
Furniture and fixtures	404	339	65	411	333	78
Leasehold improvements	151	151	—	151	151	—
	$3,180	$3,030	$150	$3,178	$2,912	$266

4.              DEFERRED CHARGES

Financing costs in the amount of $15,000 and $162,000 associated with the liability component of the Series F and Series G notes, respectively have been recorded as deferred charges.  The deferred charges are being amortized on a straight-line basis over the term of the underlying debt.  Debt conversion will result in the allocation of the associated unamortized deferred charge to shareholders’ equity.

During the quarter ended September 30, 2004, conversion of the Series F notes resulted in the allocation of $13,000 in unamortized deferred charges to contributed surplus.  During the three and nine-month periods ended September 30, 2004, amortization of deferred charges in the amounts of $14,000 and $17,000, respectively, were recorded and included in depreciation and amortization expense.

5.              SECURED SUBORDINATED NOTES

a) During the nine-month period ended September 30, 2004, the Company issued Series F secured subordinated notes with a face value of $500,000.  The Series F notes have an annual rate of interest of 7% paid quarterly in arrears, mature May 19, 2007 and are convertible into equity units at a price of $0.31 per unit.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on May 19, 2007.  The Series F secured subordinated notes will automatically convert into units when the share price of the Company closes above $0.70 for five consecutive trading days during the term.  Holders may convert the notes into units at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash.

As required by Canadian GAAP, the Company has separated the liability and equity components of the Series F secured subordinated notes.  The Company has determined the fair value of the liability component of the Series F notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company has determined the fair value of the conversion feature at the issue date of the Series F notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $286,000, $159,000 and $55,000, respectively.  The liability component will be accreted to $500,000 over the term of the Series F notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $26,000 were incurred in the issuance of the Series F notes.  Financing costs of $15,000 attributed to the liability component of the notes were allocated to deferred charges (See Note 4).  Financing costs of $11,000 attributed to the equity portions of the notes were recorded as a reduction to shareholders’ equity.

During the quarter ended September 30, 2004, all of the Series F notes were converted into equity units.  (See chart below.)

b) During the nine-month period ended September 30, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000.  The Series G notes mature June 15, 2007, have an annual rate of interest of 7% payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.31 per unit.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on June 15, 2008.  The Series G secured subordinated notes will automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for 20 consecutive trading days during the term.  Holders may convert the notes into units at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash.

As required by Canadian GAAP, the Company has separated the liability and equity components of the Series G secured subordinated notes.  The Company has determined the fair value of the liability component of the Series G notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company has determined the fair value of the conversion feature at the issue date of the Series G notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $959,000, $539,000 and $212,000, respectively.  The liability component will be accreted to $1,710,000 over the term of the Series G notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $230,000 were incurred in the issuance of the Series G notes.  Financing costs of $129,000 attributed to the liability component of the notes were allocated to deferred charges (See Note 4).  Financing costs of $101,000 attributed to the equity portions of the notes were recorded as a reduction to shareholders’ equity.

In addition to the financing costs described above, the Company issued to First Associates Investment Inc. an option to purchase up to 485,484 equity units at a purchase price of $0.31 per unit.  The option expires on June 15, 2006.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on June 15, 2008.  Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $59,000.  The portion of the fair value of these options, in the amount of $33,000, attributable to the liability component of the notes was allocated to deferred charges.  The remaining portion, in the amount of $26,000, attributable to the equity components of the notes was recorded as a reduction to shareholders’ equity.

c) During the year ended December 31, 2003, the Company issued Series E secured subordinated notes with a face value of $1.0 million for net proceeds of $994,000.  The Series E notes have an annual rate of interest of 11% paid quarterly in arrears, mature August 19, 2006 and are convertible into equity units at a price of $0.35 per unit.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on August 19, 2006.  The Series E secured subordinated notes will automatically convert into units when the share price of the Company closes above $0.70 for five consecutive trading days during the term.  Holders may convert the notes into units at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash.  As part of this private placement, the Company issued 30,000 common share-purchase warrants to an associate of Stonestreet Limited Partnership (“Stonestreet”) in consideration for professional fees.  Each such warrant entitles the holder to purchase one common share of the Company for $0.50 at any time up to and including August 18, 2006.

The Series E notes were issued to private investors including an amount totaling $100,000 issued to directors and/or senior officers of the Company.  Costs in the amount of $6,000 associated with the issuance of the Series E secured subordinated notes were recorded as a reduction of the equity component of these notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series E secured subordinated notes.  The Company determined the fair value of the liability component of the Series E notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series E notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $596,000, $292,000 and $106,000, respectively.  The liability component will be accreted to $1 million over the term of the Series E notes through the recording of non-cash interest expense until such date at which the underlying notes are converted into common shares.

d) The following tables summarize the nominal and fair values of the liability and the equity components of the Series D, E, F and G secured subordinated notes.

Secured subordinated notes

	September 30, 2004		December 31, 2003
	Nominal Value	Fair Value	Nominal Value	Fair Value
	(in thousands)
Opening balance	$1,115	$721	$205	$34
Issuance of notes:
Series E	—	—	1,000	596
Series F	500	286	—	—
Series G	1,710	959	—	—
Non-cash interest	—	173	—	112
Conversion of notes:
Series D	(95)	(76)	(90)	(21)
Series E	(550)	(371)	—	—
Series F	(500)	(306)	—	—
Closing balance	$2,180	$1,386	$1,115	$721

Conversion features on secured subordinated notes including conversion feature of attached warrants

	September 30, 2004		December 31, 2003
	Common Shares	Fair Value	Common Shares	Fair Value
	(in thousands)
Opening balance	5,723	$497	2,562	$175
Issuance of notes
Series E	—	—	4,286	398
Series F	2,419	203	—	—
Series G	8,274	624	—	—
Conversion of notes
Series D	(1,187)	(81)	(1,125)	(76)
Series E	(2,357)	(219)	—	—
Series F	(2,419)	(203)	—	—
Closing balance	10,453	$821	5,723	$497

6.              SHARE CAPITAL

a) Authorized

Unlimited number of common shares

Unlimited number of preference shares – issuable in series

b) Common Shares

	September 30, 2004		December 31, 2003
	Shares	Amount	Shares	Amount
	(in thousands of shares and dollars)

Opening balance	59,423	$97,674	50,140	$95,633

Shares issued pursuant to:
Private placement	—	—	5,181	1,254
Re-issuance of treasury shares	98	—	—	—
Exercise of warrants	312	66	3,313	703
Conversion of debentures	3,976	1,117	750	72
Exercise of options	72	24	39	12
Closing balance	63,881	$98,881	59,423	$97,674

c) Share-purchase Warrants

	September 30, 2004		December 31, 2003
	Warrants	Amount	Warrants	Amount
	(in thousands of shares and dollars)

Opening balance	5,338	$324	6,121	$1,599

Warrants issued pursuant to:
Private placement	—	—	2,733	—
Strategic marketing agreement	—	—	—	226
Conversion of debentures	1,987	139	375	27
In lieu of fees	—	—	30	—

Warrants exercised	(311)	(22)	(608)	(1,289)
Warrants cancelled	—	—	(3,313)	(239)
Closing balance	7,014	$441	5,338	$324

7.              GAINS (LOSSES) ON DISPOSAL OF CAPITAL ASSETS AND STRATEGIC INVESTMENTS

	Three months Ended September 30		Nine months Ended September 30
	2004	2003	2004	2003
	(in thousands)
Gain (loss) on disposal of capital assets (Note 7 (a))	$—	$—	$(1)	$(13)
Gain on disposal of strategic investments (Note 7 (b))	—	—	—	20
	$—	$—	$(1)	$7

(a)          The Company disposed of capital assets that are no longer required.

(b)         During the nine months ended September 30, 2003, the Company disposed of strategic investments that had a net book value of $Nil, resulting in a gain of $20,000.

8.              GAIN ON SETTLEMENT OF DEMAND LOAN

On June 30, 2003, the Company settled the outstanding demand loan and associated accrued interest by transferring its investment in Bid.Com International Ltd. (“Bid.Com Ltd.”) to the lender.  This transfer resulted in a gain on settlement of demand loan in the amount of $2,195,000  (See also Note 11).

9.              SEGMENTED INFORMATION

The Company operates in several reportable geographic segments: North America, Ireland and the United Kingdom, and Norway.

Net Revenue by Geographic Region

	Three months Ending September 30		Nine months Ending September 30
	2004	2003	2004	2003
	(in thousands)
North America	$82	$323	$610	$786
Ireland and U.K.	87	399	377	1,057
Norway	717	979	2,414	2,517
	$886	$1,701	$3,401	$4,360

Assets by Geographic Region

	September 30, 2004		December 31, 2003
	Capital Assets	Intangible and Other Assets	Capital Assets	Intangible and Other Assets
	(in thousands)

North America	$38	$184	$106	$152
Ireland and U.K.	6	—	16	—
Norway	106	—	144	846
	$150	$184	$266	$998

10.       STOCK BASED COMPENSATION

During the fourth quarter of fiscal 2003, the Company prospectively adopted the accounting recommendations contained in the CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments” effective January 1, 2003.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services, and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.  Commencing in fiscal 2003, the Company records a compensation expense for stock options granted to employees on or after January 1, 2003, based on the fair value method of accounting.  For the three and nine-month periods ended September 30, 2004, the employee stock option expense was $Nil and $39,000, respectively.  As a result of the early adoption of these recommendations, the expenses previously reported in the third quarter of 2003 increased by $130,000 with the quarterly net loss previously reported as $460,000, increasing to $590,000.  Expenses previously reported for the nine-month period ended September 30, 2003 increased by $133,000 with the net loss for the same period previously reported as $1,688,000, increasing to $1,821,000.

Prior to the year ended December 31, 2003, the Company did not record a compensation expense for stock options granted to employees.  Instead, the Company disclosed the pro forma net income (loss) and the pro forma income (loss) per share had the Company adopted the fair value method of accounting for stock-based compensation awarded on or after January 1, 2002.

No stock options vested during the three months ended September 30, 2004.  The Company determined the fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003

Dividend yield	—	—	—	—
Risk free interest rate	—	3.53%	3.53%	3.53%
Expected volatility	—	132.02%	137.32%	132.02%
Expected term, in years	—	2.6	3.0	2.6

If the estimated fair values of the Company’s stock options to employees had been amortized to expense over the vesting period of the awards as specified under CICA 3870, the loss attributable to common shareholders and the basic and diluted loss per share on a pro forma basis (as compared to such items as reported) would have been:

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
	(in thousands, except per share amounts)
Loss attributable to common shareholders
As reported	$(1,521)	$(590)	$(4,331)	$(1,821)
Pro forma	$(1,521)	$(619)	$(4,331)	$(1,959)
Basic and diluted loss per share
As reported	$(0.02)	$(0.01)	$(0.07)	$(0.03)
Pro forma	$(0.02)	$(0.01)	$(0.07)	$(0.04)

11.            RELATED PARTY TRANSACTIONS

On August 30, 2002, the Company entered into a series of agreements with a lender, an unrelated party, whereby the lender granted to the Company a secured demand loan in the aggregate principal amount of $2 million.  The Company and the same unrelated party also entered into an arrangement whereby Bid.Com Ltd. conducted on-line retail operations.  These operations utilized the on-line retail technology, experience and expertise of the Company developed and operated under the name “Bid.Com International Inc.” in the on-line selling of consumer products to be supplied by the lender.

The demand loan matured on June 30, 2003.  On June 30, 2003, the Company transferred to the lender 100 % of the issued shares of Bid.Com Ltd. in full settlement of the outstanding principal and accrued interest owing to the lender.

Prior to the transfer, the Company owned 100 % of the issued and outstanding shares of Bid.Com Ltd., but had determined that, for accounting purposes, consolidation of Bid.Com Ltd. was not appropriate.  This determination was based upon the Company’s evaluation of its ability to determine the strategic operating policies of Bid.Com Ltd. without the cooperation of others, its ability to obtain future economic benefits from the resources of Bid.Com Ltd., and its exposure to the related risks of ownership.  Therefore, the Company accounted for its investment in Bid.Com Ltd. on the equity basis.  The Company was not exposed to losses incurred by Bid.Com Ltd., and accordingly this investment was carried at a nominal amount.

Revenue of $37,000 related to support and maintenance services provided to Bid.Com Ltd. has been included in the 2003 consolidated results of the Company for the period prior to the transfer of the Bid.Com Ltd. shares.  In addition, during the first six months of 2003, the Company charged overhead-related costs of $76,000 for rent, connectivity and management fees to Bid.Com Ltd.  These overhead charges were recorded as a reduction of expenses in the consolidated financial statements for the period ended September 30, 2003.

12.            SUBSEQUENT EVENT

During the period ended October 21, 2004, the Company, through a private placement, issued $520,000 in 11% secured debt, convertible into equity units at a price of $0.20 per unit.  Interest is payable on the earlier of conversion and maturity.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.40.  The debt matures in October 2007.  Included in the $520,000 issuance, was debt in the amount of $270,000 issued to directors and officers of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of Operations

Comparison of the Quarters Ended September 30, 2004 and September 30, 2003

Overview:  Net loss for the quarter was $1.5 million, a loss of $0.02 per share, compared to a net loss of $0.6 million, or $0.01 per share, for the same quarter of 2003.  The difference between the two quarters arose primarily from a decline in revenue.  Total expenses increased $116,000 or 5.1% this quarter when compared to the same quarter last year.

Revenue:  Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training and transaction fees from on-line activities performed for customers.   Overall revenue decreased to $886,000 for the quarter ended September 30, 2004 from $1.7 million for the quarter ended September 30, 2003.  The decrease was primarily attributable to reduced revenue in North America of $241,000 and reduced revenue from Ireland/U.K. of $312,000.  In North America, development revenue of $105,000 earned in the third quarter of 2003 did not reoccur in the third quarter of 2004.  2004 re-targeting of North American resources towards the GE joint venture efforts resulted in a decline in hosting related revenues of approximately $140,000.  Reduced revenue from existing customers over 2003 in the amount of  $194,000 coupled with slower than planned service implementation relating to the NHS – a $92,000 decline in 2004 revenue compared to 2003 revenue – accounted for the Ireland/U.K. shortfall.  Additionally, revenue from Norway was lower than 2003 levels primarily due to a decline in development contracts ($184,000) and the partial forgoing of the traditional Norwegian vacation shut-down in 2003, thus generating more revenue in that period of 2003 ($78,000).

General and Administrative:  General and administrative expenses increased by $51,000 to $1.061 million for the quarter ended September 30, 2004 over the quarter ended September 30, 2003, an increase of 5.0%.  Expense categories that experienced increases in the third quarter of 2004 in comparison to the same quarter of 2003 included investor relations and professional fees ($138,000) due to annual meeting costs and outsourced investor relations services, bad debts expense ($33,000), and travel expenses ($20,000).  These higher expenses were partially offset by savings in salaries and benefits ($94,000) as the result of reduced staffing levels, connectivity ($26,000) and occupancy related costs ($20,000).

Sales and Marketing:  Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.  For the quarter ended September 30, 2004 sales and marketing costs amounted to $149,000, as compared to $259,000 in the same period of 2003, a decrease of 42.5%.  A refocusing of marketing initiatives coupled with lower staffing levels resulted in the reduced costs.  Salaries accounted for $85,000 of the decrease over the same period last year.

Software Development and Technology:  For the quarter ended September 30, 2004 these costs amounted to $678,000 compared with $497,000 for the third quarter of 2003.  The increase in costs is due primarily to an increase in staffing levels over last year.  Salaries accounted for $163,000 of the increase from the third quarter of 2004 over the third quarter of 2003.

Employee Stock Options:  There was no expense associated with employee stock options for the quarter ended September 30, 2004, as there were no options granted or vested in that period.  The expense for the corresponding quarter of 2003 was the result of options granted in the third quarter of 2003 that vested over the last two quarters of 2003 and the first two quarters of 2004.  During the fourth quarter of 2003, the Company elected to prospectively adopt the fair value method of accounting for stock-based compensation.  As a result the expenses previously reported for the third quarter of 2003 have been increased by $130,000 to reflect the fair value of vested employee stock options.

Depreciation and Amortization:  Depreciation and amortization expense was  $374,000 for the quarter ended September 30, 2004 as compared to $333,000 for the quarter ended September 30, 2003.  The expense in 2004 included $14,000 in amortization of deferred financing charges with no comparable expense for the third quarter of 2003.

Interest Expense:  Interest expense was $145,000 for the quarter ended September 30, 2004, compared to $63,000 for the same quarter of 2003.  The increased interest expense is the result of the increased amount of outstanding secured subordinated notes.  Interest expense relating to interest actually payable to note holders accounts for $37,000 of the $82,000 increase in interest expense.  The remaining $45,000 increase relates to non-cash interest expense recorded in the process of accreting the original fair value of the liability component of the secured notes to their face value over the term of the notes.

Interest Income:  Interest income in 2004 and 2003 was not a significant amount in either of the quarters ended September 30.

Comparison of the Nine-Month Periods Ended September 30, 2004 and September 30, 2003

Overview:  Year-to-date the net loss was $4.3 million, a loss of $0.07 per share, for 2004 compared to a net loss of $1.8, or $0.03 per share, for the same period of 2003.  A one-time gain on settlement of demand loan in the amount of $2.2 million was a significant factor in the lower year-to-date loss for 2003.  The loss before gains on disposal of capital assets and strategic investments, the gain on settlement of the demand loan and additional revenue realized from terminated retail activities was $4.3 million for the first nine months of 2004 as compared to $4.1 million for the same period of 2003, representing increase in loss of  $240,000 or 5.9%.  Total expenses decreased by $719,000 or 8.5% for the nine months ended September 30, 2004 when compared to the same period last year.

Revenue:  Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training and transaction fees from on-line activities performed for customers.  2004 year-to-date revenue declined by $959,000 to $3.4 million compared with revenue for the same period in 2003.  The decrease was primarily attributable to reduced revenue in North America of $176,000 and reduced revenue from Ireland/U.K. of $680,000.  In North America, 2004 re-targeting of resources towards the GE joint venture efforts resulted in a decline in hosting related revenues of approximately $172,000.  Reduced revenue from existing customers over 2003 in the amount of  $425,000 coupled with slower than planned service implementation relating to the NHS – a $255,000 decline in year-to-date revenue from 2004 to 2003 – accounted for the Ireland/U.K. shortfall.  Additionally, revenue from Norway was lower than 2003 levels primarily due to the partial forgoing of the traditional Norwegian vacation shut-down in 2003, thus generating more revenue in that period ($78,000).

General and Administrative:  General and administrative expenses decreased to $3.3 million for the nine-month period ending September 30, 2004 from $3.6 million for the same period in 2003, a decrease of 6.2%.  Major savings over the same period last year include lower salaries and benefits ($212,000) due to a reduction in staffing, lower travel and communication expenses ($89,000), a decrease in foreign exchange losses ($65,000) and lower insurance premiums ($31,000).  These savings were partially offset by increased investor relations expenses ($110,000), higher bad debts expense ($29,000) and increased rent and occupancy costs associated with U.K. operations ($26,000).

Sales and Marketing:  Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.  For the nine-month period ended September 30, 2004 sales and marketing costs amounted to $600,000, as compared to $906,000 in the same period of 2003, a decrease of 33.8%.  A refocusing of marketing initiatives coupled with lower staffing levels resulted in lower costs.  Salaries accounted for $214,000 of the savings over the same period last year.

Software Development and Technology:  For the nine-month period ended September 30, 2004, software development and technology costs amounted to $2.4 million compared with $2.1 million for the same period of 2003.  The increase in costs is due primarily to an increase in staffing levels over last year.  Salaries accounted for $238,000 of the increase in the 2004 figure.

Employee Stock Options:  The expense associated with employee stock options for the nine-month period ended September 30, 2004 decreased over that of the same period last year as a result of options granted in the third quarter of 2003 which vested primarily in the third quarter of 2003, and to a lesser degree in the final quarter of 2003 and the first two quarters of 2004.  During the fourth quarter of 2003, the Company elected to prospectively adopt the fair value method of accounting for stock-based compensation.  As a result the expenses previously reported for the first nine months of 2003 have been increased by $133,000 to reflect the value of the employee stock options expensed.

Depreciation and Amortization:  Depreciation and amortization expense was  $1.1 million for the nine months ended September 30, 2004 as compared to $1.5 million for the same period of 2003.  The expense in 2003 included $513,000 in amortization of deferred financing charges as compared to $17,000 in amortization of deferred financing charges for 2004.

Interest Expense:  Interest expense was $277,000 for the nine-month period ended September 30, 2004, compared to $238,000 for the same period of 2003.  The increased interest expense is the result of the increased amount of outstanding secured subordinated notes.  Interest expense relating to interest actually payable to note holders was $105,000 year-to-date for 2004 versus $20,000 year-to-date for 2003.  Non-cash interest expense recorded in the process of accreting the original fair value of the liability component of the secured notes to their face value over the term of the notes was $172,000 for 2004 as compared to $92,000 for 2003.  This additional 2004 interest expense was partially offset by 2003 interest expense in the amount of $126,000 on a demand loan that was not outstanding in 2004.

Interest Income:  Interest income was negligible in both of the nine-month periods ended September 30, 2004 and 2003.

Gains (Losses) on Disposal of Capital Assets and Strategic Investments:  A loss of $1,000 on the disposal of capital assets for the nine-month ended September 30, 2004 compares to gains on disposal of capital assets and strategic investments of $7,000 for the nine-month period ended September 30, 2003.  During 2003, the Company realized a $20,000 gain on the disposition of a strategic investment that had a net book value of $Nil.  This gain was partially offset by losses from the disposal of computer equipment that was no longer required.

Gain on Settlement of Demand Loan:  In 2003, the Company settled the outstanding balance of the demand loan and related accrued interest by transferring its investment in Bid.Com International Ltd. to the lender.  This transaction resulted in a gain of $2.2 million.

Retail Activities:  During the period ended September 30, 2003, the Company received unanticipated proceeds arising from on-line retail activities that had been carried out prior to October 2000.

Cash Flows

Comparison of the Quarters Ended September 30, 2004 and September 30, 2003 and Nine-Month Periods ended September 30, 2004 and September 30, 2003

Operating Activities:  Cash outflows from operating activities were $945,000 for the third quarter of 2004 as compared to $812,000 for the same quarter of 2003.  For the nine-month period ending September 30, 2004, cash outflows from operating activities were $2.2 million, while the same period in 2003 resulted in cash outflows of $2.9 million.  Management of changes in non-cash working capital and overall cost reductions have resulted in the improved year-to-date cash flow from operations despite a decline in revenue.

Investing Activities:  Cash used by investing activities was $1,000 for the quarter ended September 30, 2004 compared to cash used of $6,000 for the quarter ended September 30, 2003.  For the nine-month period ending September 30, 2004 cash outflow from investing activities amounted to $9,000 as compared to cash inflows of $45,000 in 2003.

Financing Activities:  Cash provided by financing activities was $12,000 for the three months ending September 30, 2004 compared to a cash inflow of $1.1 million for the same period of 2003.  For the nine-month period ending September 30, 2004 cash inflow from financing activities was $2.0 million compared with an inflow of $2.3 million in 2003.  In the first nine months of 2004, the primary source of funding was the issuance of secured subordinated notes, which netted proceeds of $1,954,000.  In the first nine months of 2003, the Company received net proceeds of $1,148,000 from the issuance of common shares via a private placement and net proceeds of $987,000 from the issuance of secured subordinated notes.

Contractual Obligations:  As at September 30, 2004, the Company’s contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

	Total	Balance of 2004	2005	2006	2007	2008
	(in thousands)

Operating leases	$1,406	$85	$343	$338	$320	$320
License agreements	544	32	128	128	128	128
Secured subordinated notes(a)	2,700	20	—	450	2,230	—
	$4,650	$137	$471	$916	$2,678	$448

(a) Includes notes issued subsequent to September 30, 2004.  Does not include interest.  Notes are assumed to be held to maturity.

Financial Condition

Liquidity:  Cash and marketable securities decreased by $187,000 to $258,000 as at September 30, 2004 from $445,000 as at December 31, 2003.

Current assets of $1.4 million were exceeded by current liabilities (excluding deferred revenue) of $1.6 million at the end of the third quarter of 2004 by $284,000.  Current assets of $2.6 million exceeded current liabilities (excluding deferred revenue) of $1.7 million by $900,000 at the end of the second quarter of 2004.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by the provision of services rather than cash.

Capital Resources: There were minor additions to capital assets during the nine-month period ended September 30, 2004.

Funding: The Company has not earned operating profits to date and, at September 30, 2004, has an accumulated deficit of $104.1 million.  The Company expects to incur further losses in 2004 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments, option exercises and cash flow from operations.  Since inception, the Company has received aggregate net proceeds of $86.7 million from debt and equity financing (including the proceeds from convertible debt issued subsequent to September 30, 2004) and has realized $23.7 million in gains on investment disposals.

The Company expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  Although the Company raised net proceeds of $2.0 million from financing activities in the second quarter of 2004 and an additional $520,000 subsequent to September 30, 2004, we estimate that additional funding of working capital in the amount of $1.2 million will be required for the balance of 2004.  The Company expects to obtain the additional working capital funding through additional debt or equity financings such as issuance of loans or debentures, issuance of shares and exercise of warrants and options.  However, the Company cannot provide assurance that efforts to raise such additional financings will be successful.  The actual amount of funds that will be required during the interim period will be determined by many factors, some of which are beyond the Company’s control.  As a result, the Company may require funds sooner or in greater amounts than currently anticipated.

This quarterly report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of US federal securities laws. These include, among others, statements about expectations of future revenues, cash flows and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause the Company’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and the successful development and implementation of technology, acceptance of the Company’s products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company’s plans will be achieved.

CORPORATE DIRECTORY

Directors	Officers	ADB Systems Offices	Additional Shareholder Information

Jeffrey Lymburner
CEO

T. Christopher Bulger  (1), (2), (3)
CEO, Megawheels

Duncan Copeland (1), (2), (3)
President, Copeland and Company

Paul Godin (2), (3)

Jim Moskos
President,
ADB Technology Group

Jan Edvin Pederson
President, ADB Systemer,
Norwegian Operations

Rick Robertson  (1)
Associate Professor of Business
Richard Ivey School of Business

Jeffrey Lymburner CEO Jim Moskos President, ADB Technology Group Jan Edvin Pederson President, ADB Systemer, Norwegian Operations Mike Robb, CMA CFO Aidan Rowsome Vice President, Global Sales

North America
Corporate Headquarters
ADB Systems
International Ltd.
Valhalla Executive Centre
302 The East Mall
Suite 300
Etobicoke, ON M9B 6C7
1 888 287 7467

ADB Systems
International Ltd.
3001 North Rocky Point
Drive, Suite 200
Tampa, Florida
33607
1 888 750 7467

Europe
ADB Systemer AS
Vingveien 2, N-4050
Sola, Norway
+ 47 51 64 71 00

ADB Systems Limited
3000 Cathedral Hall
Guildford, Surrey
GU2 7YB
+ 44 (0) 1483 243500

ADB Systems
International Ltd.
52 Broomhill Rd., Ste 108
Tallaght, Dublin 24
Ireland
+ 353 1 431 0513

www.adbsys.com
investor-relations@adbsys.com

Registrar and Transfer Agent
Equity Transfer Services
120 Adelaide Street
Suite 420
Toronto, Ontario, Canada

Auditors
Deloitte & Touche LLP
Chartered Accountants
Toronto, Ontario, Canada

Lawyers
Gowlings, Toronto
Brown Raysman, New York

Stock Exchange Listings
Toronto Stock Exchange
Symbol: ADY

OTC Bulletin Board
Symbol: ADBY

Shares Outstanding
(September 30, 2004)
Issued: 63,880,845

(1) Member of Audit Committee

(2) Member of the Management Resources and Compensation Committee

(3) Member of the Corporate Governance Committee